UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No. 4)*

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

153435-10-2 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 153435-10-2	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William V. Carey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,514,190 6. SHARED VOTING POWER 1,133,415 (see item no. 4) 7. SOLE DISPOSITIVE POWER 1,514,190 8. SHARED DISPOSITIVE POWER 1,133,415 (see item no. 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,647,605 (see item no. 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.68%
12.	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 153435-10-2	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William V. Carey Stock Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 1,133,415 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 1,133,415

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,415
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.86%
12.	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 153435-10-2	13G	Page 4 of 6 Pages

Item 1	(a).	Name of Issuer: Central European Distribution Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices: Palm Tower Building 1343 Main Street, Suite 301 Sarasota, FL 34236

Item 2	(a).	Name of Person Filing: William V. Carey William V. Carey Stock Trust (the “Trust”)

Item 2	(b).	Address of Principal Business Office, or if None, Residence: The address for each of William V. Carey and the Trust is 1602 Cottagewood Drive, Brandon, Florida 33511

Item 2	(c).	Citizenship: William V. Carey is a citizen of the United States of America. The Trust is organized under the laws of the State of Florida.

Item 2	(d).	Title of Class of Securities: Common Stock par value $0.01 (the “Shares”)

Item 2	(e).	CUSIP Number: 153435-10-2

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

CUSIP No. 153435-10-2	13G	Page 5 of 6 Pages

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of December 31, 2004: William V. Carey beneficially owned 2,647,605 Shares, consisting of 1,333,065 Shares of the Issuer’s Common Stock; 1,133,415 shares of the Issuer’s Common Stock owned by the Trust; and options to purchase 181,125 Shares of the Issuer’s Common Stock that may be acquired within 60 days of December 31, 2004. Does not include 135,000 Shares owned by Mr. Carey’s spouse. Mr. Carey disclaims beneficial ownership of those shares owned by his spouse.

As of December 31, 2004: The Trust owned 1,133,415 Shares of the Issuer’s Common Stock. Mr. Carey is the beneficiary of those shares held by the Trust.

(b)

Percent of class:

As of December 31, 2004: The 1,514,190 Shares owned by Mr. Carey constituted 9.01% of the Shares outstanding.

As of December 31, 2004: The 2,647,605 Shares beneficially owned by Mr. Carey constituted 15.68% of the Shares outstanding.

As of December 31, 2004: The 1,133,415 Shares owned by the Trust constituted 6.86% of the Shares outstanding.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: Mr. Carey has the sole power to vote or direct the vote as to the 1,514,190 Shares owned by him.

(ii) Shared power to vote or to direct the vote: Mr. Carey shares the power to vote or direct the vote of the 1,133,415 Shares that are held by the Trust.

(iii) Sole power to dispose or to direct the disposition of: Mr. Carey has the sole power to dispose of or to direct the disposition of the 1,514,190 Shares owned by him.

(iv) Shared power to dispose or to direct the disposition of: Mr. Carey shares the power to dispose of or direct the disposition of the 1,133,415 Shares held by the Trust.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications. Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13G is true, complete and correct.

January 31, 2005	/s/ William V. Carey
William V. Carey, Individually and as a Trustee of the William V. Carey Stock Trust

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).